Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 9, 2013 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 9, 2013. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1.	Election of Directors

Each of the nine nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	31,059,067	99.73	83,847	0.27
David L. Emerson, PC	19,571,992	62.85	11,570,922	37.15
Delores M. Etter	30,368,846	97.51	774,068	2.49
Anthony P. Franceschini	18,459,282	59.27	12,683,632	40.73
Robert J. Gomes	31,136,363	99.98	6,551	0.02
Susan E. Hartman	30,199,783	96.97	943,131	3.03
Aram H. Keith	30,879,963	99.16	262,951	0.84
Donald J. Lowry	31,083,490	99.81	59,424	0.19
Ivor M. Ruste	30,196,970	96.96	945,941	3.04

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young, Chartered Accountants, were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
30,418,049	95.86	1,312,419	4.14

3.	Advisory Vote to Accept Stantec’s Approach to Executive Compensation

The Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2013 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against	Votes Withheld	% Withheld
24,105,269	77.40	7,037,440	22.60	0	0